UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

ImmunoGen, Inc.

______________________________________________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.01 par value

_____________________________________________________________________________________________________________________

(Title of Class of Securities)

45253H101
_________________________________

(CUSIP Number)

December 31, 2022

_______________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45253H101

1	Name of Reporting Person Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 19,896,453 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,896,453 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,896,453 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.6%(2)
12	Type of Reporting Person (See Instructions) IA, OO

(1) Redmile Group, LLC’s beneficial ownership of the Issuer’s common stock (“Common Stock”) is comprised of 8,532,817 shares of Common Stock owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Redmile Group, LLC may also be deemed to beneficially own 11,363,636 shares of Common Stock issuable upon exercise of certain Warrants to Purchase Common Stock (the “Warrants”).

(2) Percentage based on: (i) 220,750,928 shares of Common Stock to be outstanding as of October 31, 2022, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the SEC on November 4, 2022 (the “Form 10-Q”), plus (ii) 11,363,636 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 45253H101

1	Name of Reporting Person Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 19,896,453 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,896,453 (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,896,453 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.6%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(3) Jeremy C. Green’s beneficial ownership of Common Stock is comprised of 8,532,817 shares of Common Stock owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Mr. Green may also be deemed to beneficially own 11,363,636 shares of Common Stock issuable upon exercise of the Warrants.

(4) Percentage based on: (i) 220,750,928 shares of Common Stock to be outstanding as of October 31, 2022, as reported by the Issuer in the Form 10-Q, plus (ii) 11,363,636 shares of Common Stock issuable upon exercise of the Warrants.

Item 1.

(a)	Name of Issuer

ImmunoGen, Inc.

(b)	Address of Issuer’s Principal Executive Offices

830 Winter Street

Waltham, MA 02451

Item 2.

(a)	Names of Persons Filing

Redmile Group, LLC

Jeremy C. Green

(b)	Address of Principal Business office or, if None, Residence

Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

Jeremy C. Green

c/o Redmile Group, LLC (NY Office)

45 W. 27th Street, Floor 11

New York, NY 10001

(c)	Citizenship

Redmile Group, LLC: Delaware

Jeremy C. Green: United Kingdom

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

45253H101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
__________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Redmile Group, LLC – 19,896,453*

Jeremy C. Green – 19,896,453*

(b)	Percent of class:

Redmile Group, LLC – 8.6%**

Jeremy C. Green – 8.6%**

(c)	Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

19,896,453*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

19,896,453*

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

19,896,453*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

19,896,453*

*	Redmile Group, LLC’s and Jeremy C. Green’s beneficial ownership of the Issuer’s Common Stock is comprised of 8,532,817 shares of Common Stock owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Redmile Group, LLC and Mr. Green may also be deemed to beneficially own 11,363,636 shares of Common Stock issuable upon exercise of the Warrants.

**	Percentage based on (i) 220,750,928 shares of Common Stock to be outstanding as of October 31, 2022, as reported by the Issuer in the Form 10-Q, plus (ii) 11,363,636 shares of Common Stock issuable upon exercise of the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See the response to Item 4.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

/s/ Jeremy C. Green
Jeremy C. Green